

August 26, 2013

<u>Via E-mail</u>
Beth Summers
Chief Financial Officer
Just Energy Group Inc.
6345 Dixie Road, Suite 200
Mississauga, Ontario, Canada L5T 2E6

>   **Re: Just Energy Group Inc.**
>   **Form 40-F for the year ended March 31, 2013**
>   **Filed May 31, 2013**
>   **File No. 001-35400**

Dear Ms. Summers:

   We have reviewed your response dated August 1, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 40-F for the year ended March 31, 2013</u>

<u>Exhibit 1.2</u>

<u>Gas, page 19</u>

<u>Canada, page 19</u>

1. We note your response to comment 6 from our letter dated July 3, 2013. Given that actual usage of gas in the winter of 2012 was significantly less than your obligated deliveries, in which you fully recognized revenue, and that you subsequently reduced revenue previously recognized based on the financial reconciliations received in 2013, please explain to us your basis in GAAP that revenue was not prematurely recognized upon delivery during fiscal 2012. We may have further comment.

Beth Summers
Just Energy Group Inc.
August 26, 2013
Page 2

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 if you have questions regarding any other comments.

Sincerely,

/s/ James Allegretto

James Allegretto
Sr. Assistant Chief Accountant